Exhibit 99.1

Sinovac Receives Full Payment for Heping Wang's Obligations
Friday July 27, 8:00 am ET

BEIJING, July 27 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a China-based vaccine company, announced today that it has received full payment of Heping Wang's outstanding obligations to Sinovac. In connection with the repayment, Sinovac has agreed to the release from escrow 1.5 million Sinovac shares pledged by Mr. Wang as collateral for his obligations.

As previously disclosed in Sinovac's annual report on Form 20-F, Heping Wang, a former director, owed Sinovac outstanding obligations in the amount of approximately RMB7.7 million. This amount related to Mr. Wang's agreement to assume and indemnify certain loan obligations of Tangshan Yian Biological Engineering Co., Ltd. in connection with Sinovac's acquisition from Mr. Wang in January 2004 of the 100% equity interest in Tangshan Yian. Because the above arrangement could potentially violate the provisions of the Sarbanes- Oxley Act against the extension or maintenance of credit to directors, Sinovac demanded full repayment by Heping Wang in June 2006. After much effort at collection, Sinovac finally received full repayment.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-82890088 x871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017 /7033
     Email: scarrington@theruthgroup.com
               jmccargo@theruthgroup.com